UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

The following paragraphs are hereby added following the subsection entitled “—Regulatory Approvals —Foreign Investment in the United States:

“Amendment No. 3 to Merger Agreement

On December 20, 2022, the Company, Purchaser and Parent (the “Parties”) entered into Amendment No. 3 (“Amendment No. 3”) to the Merger Agreement.

Pursuant to Amendment No. 3, the Parties have agreed to reduce one of Parent’s conditions to its obligation to complete the Offer as set forth in Annex I of the Merger Agreement. Specifically, with respect to Clause (f) thereof, which is related to the Foreign Investment Condition, Parent has agreed that such condition shall be deemed satisfied with respect to the Parties’ joint voluntary notification filing with CFIUS as long as “the Parties have not received notification of any actual or threatened commencement of any Legal Proceeding, issuance of any order, or taking of any other action, by or on behalf of CFIUS that would seek to enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions.” Previously, the Merger Agreement had required that Clause (f) could be satisfied only if CFIUS affirmatively cleared the Transactions (i.e., a proactive “CFIUS Action”, as defined in the Merger Agreement). As amended, this Offer condition now would require Parent to complete the Offer if the Parties have not received any notice that CFIUS objects to the closing of the Transaction as set forth above by the Expiration Date, and all of the Offer conditions are satisfied or waived, as may be applicable, at such time.

For background, this Transaction is not subject to any mandatory filing requirement with CFIUS. Rather, in the Merger Agreement, the Parties contractually agreed to submit a joint voluntary notification filing (“Joint Voluntary Notice”) to CFIUS and to include as a condition of the Parent’s requirement to complete the Offer that the affirmative clearance of a “CFIUS Action,” as defined in the Merger Agreement, must be obtained. The CFIUS review period for this Joint Voluntary Notice has been ongoing since August 2, 2022 – approximately 135 days. On October 31, 2022, the Parties, after conferring with CFIUS, voluntarily withdrew and refiled their Joint Voluntary

Notice in order to afford CFIUS another statutory review period. At such time, the Parties informed CFIUS of the urgent need to close the Transaction given the significant challenges facing the Company, including that the Company would need to lay off a significant number of its employees and terminate several of its clinical studies, which would result in patients no longer receiving potentially life-saving treatments. CFIUS has informed the Parties that it is continuing to consider whether mitigation measures could be fashioned to adequately resolve certain unresolved national security risks potentially associated with the Transaction. The Parties continue to cooperate with CFIUS to help facilitate its review and have responded to all information requests made by CFIUS.

Given that the CFIUS investigation is still ongoing and the challenging financial circumstances of the Company to continue independently as a going concern, earlier this week the Parties provided advance notice to CFIUS of their intention:

•

to enter into Amendment No. 3 to reduce Purchaser’s contractual Offer condition from a standard of affirmative CFIUS clearance to a standard of the absence of any notice that CFIUS objects to the closing of the Transaction, as defined in the Amendment No. 3, and

•

to allow the Parties to complete the Offer no earlier than five (5) business thereafter, subject to CFIUS not notifying the parties that it objects to closing (and subject to the satisfaction or waiver, as may be applicable, of all the Offer conditions).

Further, in doing so, the Parties expressed to CFIUS their dual goals of (1) closing the Transaction in order to keep U.S. patients in the potentially life-saving cancer clinical trials sponsored by the Company and avoid extensive employee layoffs, especially given the financing challenges of the Company as a stand-alone entity, and (2) continuing to proactively engage with CFIUS to address any unresolved national security risks. The Parties also informed CFIUS that they did not want to take this course of action if CFIUS would find it objectionable. In this regard, the Parties informed CFIUS that applicable securities laws would require that the Offer be extended for five (5) business days following Amendment No. 3, and that such period would give CFIUS additional time to inform the Parties if it objected to the Transaction.

Further, the Parties also made a joint voluntary notification filing regarding the Transaction in the United Kingdom, where the Company and its research facilities are based. On September 29, 2022, the NSIA, which has a similar function to CFIUS in the United States, informed the Parties that its investigation was complete and that Parties were clear to proceed with the Transaction.

Amendment No. 3 reduces Purchaser’s contractual Offer condition related to the Foreign Investment Condition and, in effect, shifts the risk of any post-closing regulatory concerns to the Parent/Purchaser. As such, Amendment No. 3 makes the completion of the Transaction more likely as a contractual matter, as long as no notification is received by the Parties. The Board of Directors believes that the completion of the Transaction is in the best interests of the Company’s stockholders. The Transaction has significant support from the Company’s stockholders. As of December 16, 2022, approximately 70% of the Company’s stockholders had tendered their shares in the Offer (even though the Foreign Investment Condition, as in effect then, had not be satisfied).

There can be no assurances that the Transaction will be completed. For example, CFIUS may notify the parties prior to the closing that it objects to the closing, and Parent would have no obligation to complete the Offer, unless it waived such condition, to the extent waivable under the Merger Agreement and applicable law. Further, any actual or threatened action by or on behalf of CFIUS Notice of Objection could cause the Parties to delay the anticipated completion of the Transaction.

Extension of Tender Offer Until December 28, 2022

On December 20, 2022, Purchaser, Parent and Guarantor extended the Offer to one minute past 11:59 p.m., Eastern Time, on December 28, 2022, unless further extended. The Offer was previously set to expire at 5:00 p.m., Eastern Time, on December 23, 2022.”

Item 9. Exhibits.

Exhibit No.	Description

(e)(18)*	Amendment No. 3 to Agreement and Plan of Merger, dated December 20, 2022.

*	Filed herewith

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Darlene Deptula-Hicks
Name: Darlene Deptula-Hicks
Title: Chief Financial Officer

Dated: December 20, 2022

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